

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 8, 2021

Daniel G. Cohen
Chief Executive Officer
FinTech Acquisition Corp. VI
2929 Arch Street, Suite 1703
Philadelphia, PA 19104-2870

> **Re: FinTech Acquisition Corp. VI**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 26, 2021**
> **File No. 333-253422**

Dear Mr. Cohen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.1 to Registration Statement on Form S-1

Principal Stockholders, page 111

1. In your subsequent amendment, please update the information in the principal stockholders table. Also tell us whether there is a familial relationship between Ms. Betsy Z. Cohen and Mr. Daniel G. Cohen, your chairman of the board of directors.

Exclusive forum for certain lawsuits, page 127

2. You suggest here and in the related risk factor at page 53 that "the federal district courts ... shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933...." However, in the amended charter which you have filed as exhibit 3.2(b), Article XII provides in part that with respect to "any action arising under the federal securities laws,"

rather than the federal district courts, "the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction." Please revise to reconcile your disclosures with the text of the amended charter, or advise.

General

3.   Based on public filings, it appears that Mr. Daniel G. Cohen, your chairman of the board of directors, will also serve as the chairman of the board of directors for FTAC Zeus Acquisition Corp. Please revise to update your disclosures to fully describe management's experience and any related conflicts of interest, as appropriate, or advise.

    You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202) 551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Mark E. Rosenstein, Esq. of Ledgewood, PC